EXHIBIT 99.1

Skylight Health Completes Largest Acquisition to date and Enters Medicare Advantage Global Risk

Skylight doubles top line revenue and adds over 5,000 patient lives

  NeighborMD (“NMD”) adds 9 practices across Central and Southern Florida with over 2,400 owned and affiliated global capitated risk lives. Unaudited trailing 12 months (TTM) primary care revenue of US $35 million roughly evenly split between owned and affiliate practices, which more than doubles current Skylight revenue run rate
  Secured US $20 million debt facility with FLC Credit Partners (“FLC”), a New York based lender
  All key leadership and operational teams will continue with Skylight, bringing a successful 5-year track record of generating a surplus under Medicare Advantage (“MA”) risk contracts
  Company plans to expand risk contracts to existing Medicare members in Florida and expansion of payors with the recent Joint Venture announcement with Collaborative Health Systems

TORONTO, May 06, 2022 (GLOBE NEWSWIRE) -- Skylight Health Group Inc. (NASDAQ:SLHG; TSXV:SLHG) (“Skylight Health” or the “Company”), a multi-state primary care management group in the United States, is pleased to announce that further to its press release dated May 3, 2022, it has completed the deal to acquire NeighborMD (NMD) for $8 million and a debt facility of US $20 million.

“We are very pleased to close our largest acquisition to date and welcome the team at Neighbour MD into the Skylight Health Group,” says Prad Sekar, CEO and Co-Founder of Skylight Health. “Not only does this more than double our revenue run rate and strengthen our market share in Florida, but it also significantly accelerates our entry into full-risk in 2022, as originally planned for 2025. We are now strongly positioned with risk contracts to begin focusing on our pipeline within Florida that will present Medicare and MA growth.”

Based in central and southern Florida, NMD operates 9 owned practices offering primary care services to over 5,000 lives. Within these, NMD has over 1,100 MA lives in full risk contracts with two leading healthcare payors in the Florida, Humana and CarePlus. In addition, NMD provides complete management services for over 1,400 additional MA lives through its affiliated providers and practices. NMD’s existing contracts offer competitive capitation fee schedules and allow for broad geographic coverage, with over 30 Florida counties covered, including all counties in which Company currently operates. Of the Medicare Advantage lives at full risk, NMD currently saw an average reimbursement of $10,000 to $12,000, per member/per year, which Skylight expects to maintain going forward, thereby providing the capital to focus on the patient needs and improved patient health outcomes. TTM revenues from primary care including MA contracts were approximately US $35 million on an unaudited basis. While NMD has not yet generated profitability, with its scale in combination with Skylight and planned initiatives, it is expected to become profitable this year. The expected expansion of the risk contracts to existing Skylight practices in Florida represent a significant organic growth opportunity.

Total consideration for NMD was US $8 million paid in cash at closing. Skylight financed this transaction with a drawdown of US $10 million from a US $20 million debt line facility with a FLC which will also be used for working capital to support integration and operational expenses. The Company will still have US $10 million and working capital available to fund additional acquisitions. Term of the facility is 3 years, with an annual coupon of SOFR plus 11% paid in cash. Principal will be amortized on a quarterly basis and subject to certain cash sweep triggers and a final balloon payment. Cash payments including interest will begin in July. The Company may, at its discretion, pay back the lender in part or in full at any time during the term, without premium or penalty. FLC has received additional consideration of 4,542,345 warrants priced at $1.17. The expiry date will be May 5, 2025, with respect to that percentage of the warrants that is equal to the percentage of the amount of principal amount of the debt line facility outstanding on May 5, 2023, compared to the amount outstanding on May 5, 2022, and the expiry date will be May 5, 2023, for the remaining warrants. Half (50%) of the warrants will be held in escrow and released in proportion to the pro rata percentage of the amount of any future draw downs.

About Skylight Health Group

Skylight Health Group (NASDAQ:SLHG;TSXV:SLHG) is a healthcare services and technology company, working to positively impact patient health outcomes. The Company operates a US multi-state primary care health network comprised of physical practices providing a range of services from primary care, sub-specialty, allied health, and laboratory/diagnostic testing. The Company is focused on helping small and independent practices shift from a traditional fee-for-service (FFS) model to value-based care (VBC) through tools including proprietary technology, data analytics and infrastructure. In an FFS model, payors (commercial and government insurers) reimburse on an encounter-based approach. This puts a focus on volume of patients per day. In a VBC model, the providers offer care that is aimed at keeping patients healthy and minimize unnecessary health expenditures that are not proven to maintain the patient’s well-being. This places an emphasis on quality over volume. VBC will lead to improved patient outcomes, reduced cost of delivery and drive stronger financial performance from existing practices.

Forward Looking Statements

This press release may include predictions, estimates or other information that might be considered forward-looking within the meaning of applicable securities laws. While these forward-looking statements represent our current judgments, they are subject to risks and uncertainties that could cause actual results to differ materially. You are cautioned not to place undue reliance on these forward-looking statements, which reflect our opinions only as of the date of this release. Please keep in mind that we are not obligating ourselves to revise or publicly release the results of any revision to these forward-looking statements in light of new information or future events. When used herein, words such as “look forward,” “believe,” “continue,” “building,” or variations of such words and similar expressions are intended to identify forward-looking statements. Factors that could cause actual results to differ materially from those contemplated in any forward-looking statements made by us herein are often discussed in filings we make with the Canadian and United States securities regulators, including the Securities and Exchange Commission, available at: www.sec.gov, and Canadian Securities Administrators, available at www.sedar.com, and on our website, at skylighthealthgroup.com.

For more information, please visit our website or contact:

Investor Relations:
Jackie Kelly
investors@skylighthealthgroup.com
416-301-2949

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